Filed pursuant to Rule 433
Registration Statement No. 333-158199-10
September 21, 2011

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse Announces Launch of its New Market Neutral Equity ETN (ticker symbol “CSMN”) linked to the HS Market Neutral Index powered by HOLT.

New CSMN ETN is the first ETN providing exposure to an equity market neutral strategy

New York, September 21, 2011 Credit Suisse today announced the launch of its Equity Market Neutral ETN, the first ETN to provide exposure to an equity market neutral strategy in an exchange traded format

The Market Neutral Equity ETN (NYSE Arca: CSMN) is the newest addition to Credit Suisse’s suite of alternative ETN products. The lineup targets the “alternatives” segment of investor portfolios by providing liquid access to some of the most popular alternative investment strategies. The CSMN ETN tracks a market neutral strategy as represented by the HS Market Neutral Index Powered by HOLT. The index is intended to achieve stable returns while reducing risk by selecting a portfolio of 75 long stocks and 75 short stocks from over 20,000 global equities. The index uses Credit Suisse’s HOLT stock selection framework which incorporates factors including value and momentum.

“We believe market neutral strategies continue to garner interest from advisors for their risk/return profile and low correlation to market conditions. By providing the first market neutral strategy in an ETN format, we are helping investors to efficiently tap into alternative investment strategies,” said Greg King, Head of Exchange Traded Products at Credit Suisse.

For more information on the Credit Suisse suite of ETN offerings, please visit: www.credit-suisse.com/etn.

The ETN may not suitable for all investors.

Contact Information

Karen Laureano-Rikardsen, Tel: 212 325 1719, karen.laureano-rikardsen@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,500 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Investment Banking

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

Media Release

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

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Credit Suisse has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2011, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.